082-35116

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

08005477

October 8, 2008

SEC Mail
Mail Processing
Section
OCT 08 2008
Washington, DC
109

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SUPPL

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translations of:

- An Immediate Report of a change in the securities of the Corporation, dated October 2-7, 2008;
- An Immediate Report on the outcome of the General Meeting, dated October 7, 2008; and
- An Immediate Report of an Amendment to the Articles and/or Memorandum (increasing the authorized share capital), dated October 7, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

PROCESSED
OCT 22 2008
THOMSON REUTERS

10/21

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Summary Translation of Immediate Reports

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

2-7 October 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that between 2 to 7 October 2008, there were changes in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
   1. Exercise of additional options of the Bank.
   2. Increase of the authorized share capital by 500,000,000 ordinary shares NIS 1.0 par value each

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Registration No.	Amount of the Change	Executed through the Stock Exchange Clearing House
2 October 2008	Exercise of Options	Leumi Options 01/06	6040125	353,376	No
7 October 2008	Exercise of Options	Leumi Options 01/06	6040125	240,117	No

2.a. Status of the Share Capital of the Corporation following the Changes:

Name and Type of Share	Tel Aviv Stock Exchange Registration No.	Number of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in Previous Report	Current Amount
Leumi	604611	2,215,000,000	1,472,660,602	1,473,254,095

b. Status of Other Securities of the Corporation:

Security Registration No.	Name of the Security	Amount in the Previous Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	213,676,322	106,838,165	Yes
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	25,002,989	24,409,496	No
6040133	Leumi A – Commercial Paper	400,750,000	102,450,000	No
-	Leumi A – Commercial Paper	77,010,000	127,010,000	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders, register of note holders and register of commercial paper holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:
1. The balance of the options (Leumi Options 01/06) issued on 14 February 2006 are exercisable at the rate of one share for every option until 14 February 2009.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

7 October 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Outcome of General Meeting

Regulation 36D of the Securities (Periodic and Immediate Reports) Regulations, 1970

At the Special General Meeting held on 7 October 2008 the following resolution was approved:

To approve an increase in the authorized share capital of the Bank to NIS 2,215,000,000, by the creation of 500,000,000 ordinary shares of NIS 1.0 par value each, which shall, upon being issued and fully paid, be convertible into stock - for the purpose of the issue of hybrid subordinated capital notes only.

Note: If the General Meeting approved a resolution where the legally required majority is not an ordinary majority, the following details will be included in the report: Total number of shares participating in the vote, number of shares voting in favor of and against the resolution, and the percentages that these constitute out of the total number of shares included in the quorum for the purposes of the vote, while differentiating between the controlling shareholders or those voting on their behalf and the non-controlling shareholders or those voting on their behalf. In addition, any other differentiation between shareholders as is required for the purposes of approving the resolution will be noted.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

7 October 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of an Amendment to Articles and/or Memorandum

Article 31D of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. On 7 October 2008, the General Meeting passed a resolution amending the Memorandum and Articles of Association of the Corporation.

2. Nature of the change:
Increase of authorized share capital.

3. Text of the change:
To approve an increase in the authorized share capital of the Bank to NIS 2,215,000,000, by the creation of 500,000,000 ordinary shares of NIS 1.0 par value each, which shall, upon being issued and fully paid, be convertible into stock - for the purpose of the issue of hybrid subordinated capital notes only.

4. Date as of which the change takes affect: 7 October 2008.

5. The amended Articles of Association are available to the public in Hebrew through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/). In addition, the English translation of the amended Articles is available upon request from the Secretariat of the Bank at the registered office of the Bank, Leumi House (11th floor), 34 Yehuda Halevi Street, Tel Aviv 65546, Israel, or via the other contact details appearing below.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END